

Mr. Bradley Singer
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

June 15, 2009

    RE: **Discovery Communications, Inc.**
             Form 10-K for the year ended December 31, 2008
             Filed February 26, 2009
             File No. 1- 34177

Dear Mr. Singer:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Larry Spirgel
                           Assistant Director